M. Lanier Suber
Certified Public Accountant
3920 Leane Drive
Tallahassee, Fl. 32309
850-893-1411
MLanierSuber@Comcast.net

July 1, 2020

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

We have reviewed the accompanying balance sheet of Moon Management, Inc. as of December 31, 2018 and 2019, and April 30, 2020, and the related statements of operations, retained earnings and cash flows for the periods then ended. Also reviewed are the related notes to these financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and the fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation of fair presentation of the financial statements that are free from material misstatements whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to preform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.
Respectfully,

M Lanier Suber, Certified Public Accountant

Moon Management, Inc.
Statement of Cash Flows
For the Year ended December 31, 2018

1-Jul-20
Accrual Basis

Cash Flows From Operating Activities

Net Income	$73,704.06
Adjustments to reconcile Net Income to net cash provided by operating activities	
Net Cash provided by operating activities	$86,730.81
Net Cash provided by Investing Activities	-$157,000.00
Net Cash provided by Financing Activities	$94,014.23
Net Cash increase for the period	$23,745.04
Cash at the beginning of period	$33,436.27
Cash at end of period	$57,181.31

Notes: See all footnotes attached
M Lanier Suber, CPA

Moon Management, Inc.
Statement of Cash Flows
For the Year ended December 31, 2019

1-Jul-20
Accrual Basis

Cash Flows From Operating Activities

Net Income $138,247.00

  Adjustments to reconcile Net Income to net cash provided by
    operating activities

Net Cash provided by operating activities $226,464.62

Net Cash provided by Investing Activities $21,646.42

Net Cash provided by Financing Activities   -$227,120.25

Net Cash increase for the period $20,990.79

Cash at the beginning of period $57,181.31

Cash at end of period $78,172.10

Notes: See all footnotes attached
M Lanier Suber, CPA

Moon Management, Inc.
Statement of Cash Flows
For the four months, January 1 to April 30, 2020

1-Jul-20
Accrual Basis

Cash Flows From Operating Activities

Net Income $132,491.83

   Adjustments to reconcile Net Income to net cash provided by
     operating activities

Net Cash provided by operating activities $156,201.97

Net Cash provided by Investing Activities   -$2,201.22

Net Cash provided by Financing Activities   -$41,690.08

Net Cash increase for the period $112,310.67

Cash at the beginning of period $78,172.10

Cash at end of period $190,482.77

Notes: See all footnotes attached
M Lanier Suber, CPA

Moon Management, Inc.
Summary Balance Sheet
As of December 31, 2018

9:37am
1-Jul-20
Accrual Basis

ASSETS

Current Assets

Checking Accounts	$57,181.31
Other Current Assets	$106,622.42
Total Current Assets	$163,803.73
Fixed Assets, net of depreciation	$108,988.05
Other Assets, State Beverage License	$450,000.00
TOTAL ASSETS	$722,791.78

LIABILITIES & EQUITY

Liabilities

Current Liabilities

Accounts Payable	$83,550.52
Other Current Liabilities	$90,658.00
Total Current Liabilities	$174,208.52
Long Term Liabilities	$395,257.79
Total Liabilities	$569,466.31
Equity	$153,325.47
TOTAL LIABILITIES AND EQUITY	$722,791.78

Notes: See all footnotes attached
M Lanier Suber, CPA

Moon Management, Inc.
Summary Balance Sheet
As of April 30, 2020

9:43am
1-Jul-20
Accrual Basis

ASSETS
 Current Assets
  Checking Accounts $190,482.77
  Other Current Assets $147,305.97
 Total Current Assets $337,788.74

 Fixed Assets, net of depreciation $109,663.09
 Other Assets, State Beverage License $450,000.00

TOTAL ASSETS $897,451.83

LIABILITIES & EQUITY
 Liabilities
  Current Liabilities
   Accounts Payable $34,504.72
   Other Current Liabilities $87,412.57
  Total Current Liabilities $121,917.29

  Long Term Liabilities $502,542.98

 Total Liabilities $624,460.27

 Equity $272,991.56

TOTAL LIABILITIES AND EQUITY $897,451.83

Notes: See all footnotes attached
M Lanier Suber, CPA


Moon Management, Inc.
Statement of Changes in Owners Equity
For the Year ended December 31, 2018


9:45am
   1-Jul-20
Accrual Basis

Beginning Balance	$110,417.63
Net Income	$73,704.06
Less Distributions	$30,796.22
Ending Balance	$153,325.47

Notes: See all footnotes attached
M Lanier Suber, CPA

Moon Management, Inc.
Statement of Changes in Owners Equity
For the Year ended December 31, 2019

9:47am
1-Jul-20
Accrual Basis

Beginning Balance	$153,325.47
Net Income	$138,247.00
Less Distributions	$139,140.64
Ending Balance	$152,431.83

Notes: See all footnotes attached
M Lanier Suber, CPA

Moon Management, Inc.
Statement of Changes in Owners Equity
For January 1 to April 30, 2020

9:45am
1-Jul-20
Accrual Basis

Beginning Balance	$152,431.83
Net Income	$132,491.95
Less Distributions	$11,932.22
Ending Balance	$272,991.56

Notes: See all footnotes attached
M Lanier Suber, CPA

Moon Management, Inc.
Statement of Cash Flows
For the Year ended December 31, 2018

9:53am
1-Jul-20
Accrual Basis

Operating Activities

Net Income $73,704.06

Adjustments to reconcile Net Income

Net Cash provided by Operating Activities $86,730.81

INVESTING ACTIVITIES

Net Cash provided by Investing Activities   -$147,002.50

FINANCING ACTIVITIES

Net Cash provided by Financing Activities $124,046.15

Net Cash increase for the period   -$29,056.03

Cash at the beginning of period $124,046.15

Cash at end of period $94,990.12

Notes: See all footnotes attached
M Lanier Suber, CPA

Moon Management, Inc.
Profit Loss
For the Year ended December 31, 2018

9:47am
1-Jul-20
Accrual Basis

Ordinary Income/Expense

  Income

Total Income	$2,212,888.84

  Cost of Goods Sold

Total 5000 COG	$397,964.81
Total Expense	$1,741,219.97
Net Ordinary Income	$73,704.06

Notes: See all footnotes attached
M Lanier Suber, CPA

Moon Management, Inc.
Profit Loss
For the Year ended December 31, 2019

9:47am
   1-Jul-20
Accrual Basis

Ordinary Income/Expense

 Income

Total Income	$2,300,748.00
Cost of Goods Sold	
Total 5000 COG	$394,204.99
Total Expense	$1,768,296.01
Net Ordinary Income	$138,247.00

Notes: See all footnotes attached
M Lanier Suber, CPA

Moon Management, Inc.
Profit Loss
For the four months, January 1 to April 30, 2020

9:47am
1-Jul-20
Accrual Basis

Ordinary Income/Expense

Income

Total Income	$523,896.51
Cost of Goods Sold	
Total 5000 COG	$77,112.93
Total Expense	$314,291.63
Net Ordinary Income	$132,491.95

Notes: See all footnotes attached
M Lanier Suber, CPA

Moon Management, Inc.

Notes to Financial Statements

For the years ending December 31, 2018 and 2019
And the four (4) month period January 1 to April 30, 2020

See Independent Accountants' Review Report

Note A

Moon Management, Inc. (the "Company") a Florida Sub Chapter S Corporation, was incorporated on November 20, 1987. The Company operates an entertainment complex known as The Moon in Tallahassee, Fl. Located at 1105 East Lafayette Street, 32301. The company maintains and is licensed as a 4COP "Quota" operator by the State of Florida which allows on premise sales and consumption of alcoholic beverages with no requirement of food percentages.

The building is an approximately 25,000 SF venue with a fire code capacity of 1,500 in the main room and 200 in the adjoining Patio and Lounge.

The Company leases the property from Tallahassee's Entertainment Facility, Inc., which is owned 100% by Scott and Julie Carswell. The Company pays $12,000 per month in lease payments, plus all expenses associated with the operation of the The Moon business and all maintenance of the property.

Both entities, Moon Management, Inc. and Tallahassee's Entertainment Facility, Inc are cross collateralized on all debt to the first mortgage holder, The First Bank.

The Companies primary source of revenue is ticket sales to concerts, cover charges, rental fees, food and alcoholic beverages. The venue has two (2) complete catering kitchens.

M Lanier Suber has been the Company CPA and has filed all financial statements and personal returns of stockholders for approximately 30 years.

NOTE B – Summary of Significant Accounting Policies

1. Basis of Presentation – The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.
2. Use of Estimates – The preparation of the finanacial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

3. Revenue Recognition – Sales are recorded when payment is made.
4. Cash and Cash Equivalents – For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of April 30, 2020.
5. Income Taxes – The Company is treated as a Florida Sub Chapter S Corporation and for federal and state income tax purposes does not incur income taxes. The earnings and losses are included on the personal returns of the stockholders. These financial statements do not reflect a provision for income taxes.